Cordis Letterhead


NEWS RELEASE


Chick McDowell            (94-7)
Vice President, Corporate Relations
and Assistant Secretary
(305) 824-2821

For Immediate Release:  January 21, 1994



        Cordis Corporation Announces Agreement To Acquire
                      Webster Laboratories


    Miami (Jan 21)--Cordis Corporation (NASDAQ:CORD) announced today that it has entered into a definitive agreement to acquire Webster Laboratories, Inc., a privately held California corporation, in a stock-for-stock transaction. Webster Laboratories is a pioneer and leader in the market for electrophysiology catheters. The transaction is structured as a tax-free reorganization of Webster and is expected to be accounted for as a pooling of interests.

    Under terms of the agreement, the outstanding shares of common stock and common stock equivalents of Webster Laboratories would be converted into the right to receive between 1,634,008 and 1,997,203 shares of Cordis common stock depending on the average trading price of Cordis common stock during the 20 consecutive trading days prior to the third trading day before the closing date. The acquisition is subject to approval by shareholders of Webster Laboratories and various other terms and conditions. The transaction is expected to close in the first calendar quarter of 1994.

    Robert C. Strauss, Cordis president and chief executive officer, described the transaction as "a significant development in positioning the company in new markets in which we can leverage our existing technology, manufacturing and distribution strengths.

As one of healthcare's fastest-growing markets," he continued, "electrophysiology offers us a unique opportunity to expand our coverage among both cardiologists and electrophysiologists. We are delighted to align ourselves with one of the premiere firms in the industry, which will be renamed Cordis Webster, Inc."

    Similarly, Webster's founder and chairman, Wilton W. Webster, Jr., called the agreement "a major step forward for our employees, stockholders and company." He went on to state that "Cordis's leadership in catheter technology and strong presence in cardiac catheterization labs worldwide will help to open new horizons and opportunities for our technology and people."

    Electrophysiology involves the diagnosis and management of cardiac arrhythmias through the use of catheter-based technology.

When compared with other arrhythmia management techniques, this technology holds out the promise of improved outcomes in terms of a better quality of life for patients and reduced costs. The market for electrophysiology catheters is projected to grow significantly during the next several years.

    Webster Laboratories, based in Baldwin Park, California, reported revenues of $14.5 million with net income of $2.7 million for its fiscal year ended November 30, 1993. The comparable 1992 figures were $9.0 million and $1.85 million, respectively.

    Cordis Corporation manufactures and markets a variety of medical devices and systems for the angiographic and neuroscience markets.